Exhibit 99.1

Otonomo Provides Full Year 2022 Guidance

Filed its Annual Report on Form 20-F for the Year Ended Dec. 31, 2021

HERZLIYA, Israel and SAN FRANCISCO, California, March 31, 2022-- Otonomo Technologies Ltd. (Nasdaq: OTMO), the mobility intelligence company, today announced its guidance for the full year 2022. In addition, Otonomo announced that it has filed its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

Full Year 2022 Guidance

Otonomo expects its revenue for the full year 2022 to be in the range of $13.0 million to $13.5 million, representing a 654% to 684% increase over 2021. This guidance includes projected revenue expected to be realized from The Floow following the closing of the acquisition of The Floow, which is anticipated to occur in April 2022.

“Our updated guidance reflects the strong foundation we put in place during 2021 with investments in R&D for our Smart Mobility Data Platform as well as scaling our go-to-market to meet growing demand,” said Ben Volkow, Chief Executive Officer, Co- Founder. “Our merger and acquisition strategy is on track with the addition of Neura in 2021 and now The Floow in 2022. Both deals increase our total addressable market, enrich our data position, amplify our market footprint and enhance our solution sets to accelerate market adoption. We believe that 2022 will be a significant growth year for Otonomo, as we drive to become the leader in the mobility economy.”

Filing of 20-F

Earlier today, Otonomo filed its Annual Report with the SEC. A copy of the Annual Report is available in the Investor Relations section of the Company's website at investors.otonomo.io as well as on the SEC's website at www.sec.gov. Otonomo’s security holders may request a hard copy of the Annual Report by visiting the Investor Relations section of Otonomo’s website.

About Otonomo

Otonomo fuels a data ecosystem of OEMs, fleets, and more than 100 service providers spanning the transportation, mobility, and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it, to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment, and operations. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data. Use cases include emergency services, mapping, traffic management, EV management, subscription-based services, micro-mobility, parking, predictive maintenance, insurance, media, in-vehicle services, and dozens of smart city solutions.

More information is available at otonomo.io

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo, the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 31, 2022 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

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Investor Relations Contact:

Miri Segal
MS-IR LLC
+1 (917)-607-8654
msegal@ms-ir.com